RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2006

* Loulo doubles group profit from mining and gold production for six months year on year

* Group gold production for the quarter sustained under challenging circumstances

* Loulo makes first capital repayment of project loan

* Morila delivers a solid performance

* Loulo hard rock crusher successfully commissioned

* Drilling extends Loulo 0 orebody at depth and progresses exploration across the lease

* First boreholes drilled in tactical drilling programme at Tongon

* Exploration programmes across Africa produce promising results

Randgold Resources Limited has 68.3 million shares in issue as at 30 June 2006

SUMMARISED FINANCIAL INFORMATION AND OPERATING RESULTS

                                   Quarter               6 months
                                     ended                  ended
              Quarter   Quarter     30 Jun                 30 Jun
                ended     ended       2005    6 months       2005
               30 Jun    31 Mar       (Re-      30 Jun       (Re-
US$000           2006      2006     stated)+      2006     stated)+
Gold sales
revenue*       63 441    67 241     27 963     130 682     59 949
Total cash
costs*         28 448    33 463     11 224+     61 911     25 345+
Profit from
mining
activity*      34 993    33 778     16 739+     68 711     34 604+
Profit from
operations*    23 093    21 127      9 049+     44 220     18 495+
Net profit     14 573    12 767      7 536+     27 340     18 812+
Net profit
(as previously
reported)         n/a       n/a      7 122         n/a     19 242
Net profit
attributable
to equity
shareholders   13 754    11 545      7 536+     25 299     18 812+
Net cash
generated
from
operations     21 418    22 529     14 105      43 947     10 891
Bank and cash 151 531   158 139     56 556     151 531     56 556
Attributable
production**
(ounces)      105 388   118 989     66 144     224 377    133 052
Group total
cash costs
per ounce** *
(US$)             270       281        170+        276        190+
Group cash
operating

costs per
ounce* (US$)      231       245        140+        238        160+

* Refer to explanation of non-GAAP measures provided.

** Randgold Resources consolidates 40% of Morila and 100% of Loulo.

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.
n/a  Not applicable.

COMMENTS

* Gold sales revenue for the six months ended 30 June 2006 showed a significant increase compared with the corresponding period in 2005 which reflects the inclusion of the Loulo operation from November 2005, as well as higher received gold prices in 2006.

* With the addition of the Loulo operation and the improved gold price, profit from mining activity for the six months has doubled compared to the corresponding period in 2005.

* Total cash costs of US$61.9 million for the six months ended 30 June 2006 are up by some US$37 million which reflects the inclusion in 2006 of costs for
Loulo, which commenced full production in November 2005. Apart from this, total cash costs are largely in line with the previous year.

* Cash generated from operations climbed from US$11 million to US$44 million for the six month period.

* Gold sales revenue and profits for the June 2006 quarter compared to the same period in 2005 more than doubled with the start up of Loulo and the higher gold prices.

* Cash costs per ounce are higher than the corresponding quarter in 2005 when
Morila was the only operation and was producing at a relatively high grade of
5.9g/t.

* Cash generated from operations was US$21 million compared to US$14 million for the corresponding 2005 quarter.

* Comparing gold sales revenue for the current quarter with the previous quarter shows a decrease of US$3.8 million mainly as a result of lower production at the
Loulo mine, partially offset by the higher gold price. The lower production is the result of the commissioning of the hard rock crushing circuit.

* Total cash costs of US$28.4 million for the quarter ended 30 June 2006 are down by approximately US$5 million compared to the March quarter. This is the result of certain costs going into inventory with the build up of stockpiles due to lower production levels at Loulo with the commissioning of the hard rock crushing circuit. It is also due to slightly lower costs per ounce at both operations.

* Despite the lower production, lower costs and higher received gold prices resulted in an increase in profit from mining. This also impacted the net profit for the quarter which was up by US$1.8 million on the previous quarter to
US$14.6 million.

* Cash generated from operations was US$21.4 million in the quarter. However, bank and cash has reduced by US$6.5 million in the quarter due to capital spending of US$18.6 million on completion of the hard rock crushing circuit and underground equipment at Loulo and US$10 million in loan repayments.

OPERATIONS

LOULO

While throughput was affected by the commissioning of the hardrock crusher, which impacted negatively on the ounces produced, cash operating costs of US$277 per ounce after stockpile adjustments compare favourably to the US$288 per ounce for the previous quarter. The higher gold price of US$577 per ounce compared to
US$556 per ounce for the previous quarter contributed to sustaining the profits from mining activities.

Production statistics are:

                 Quarter   Quarter   Quarter   12 months   6 months
                   ended     ended     ended       ended      ended
                  30 Jun    31 Mar    30 Jun      30 Jun     30 Jun
LOULO RESULTS       2006      2006      2005        2006       2005
Mining
Tonnes mined (000) 3 934     4 041         -       7 975          -
Ore tonnes mined
(000)                724       379         -       1 103          -
Milling
Tonnes processed
(000)                630      722          -       1 352          -
Head grade milled
(g/t)                2.8      2.9          -         2.9          -
Recovery (%)        91.9     93.2          -        92.4          -
Ounces produced   51 233   64 677          -     115 910          -
Average price
received+ (US$/oz)   577      556          -         565          -
Cash operating
costs* (US$/oz)      277      288          -         283          -
Total cash costs*
(US$/oz)             313      323          -         319          -
Profit from mining
activity*
(US$000)          14 416   16 725          -      31 141          -
Gold revenue
(US$000)          30 445   37 618          -      68 063          -

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%.
Randgold Resources consolidates 100% of Loulo and then shows the minority interest separately.

* Refer to explanation of non-GAAP measures provided.

+ Includes the impact of 17 012 ounces hedged at US$434 per ounce.

The second quarter has been characterised by the transition from treating the softer oxide and transition ore types to the less weathered and hard sulphide type ores, including the hard Loulo 0 oxide ore. This required mobile crushing and rehandling operations, as was the case in the first quarter, to satisfy the feed requirements, which had the effect of increasing unit operating costs.
Transition ore reporting to the hard rock crushers is currently limiting throughput. The situation is envisaged to be temporary whilst the Loulo 0 mining faces are established which will result in a greater proportion of fresh rock reporting to the hard rock crushing circuit.

The hard rock crushing circuit representing Phase 2 of the project has been successfully commissioned. Whilst all critical areas are satisfactorily operational, there are still some items which require completing such as; the steelwork surrounding the stockpile, which will ensure completion of the full stockpile capacity, the CIL expansion and the Phase 2 punch list. These items have no adverse effect on the mine's production capability. There will now be a period of consolidation as the various disciplines settle into a steady operational mode with minimal distraction from construction and commissioning activities. Looking ahead at the rest of the year, the after-effects of the
Loulo plant delay will still be felt in July but we should be completely back on track by the 4th quarter.

Judgment granting a final order of liquidation of MDM Ferroman (Pty) Ltd ("MDM")
was given on 2 August 2006. This opened the way for the company to proceed with additional claims against MDM for amounts advanced to MDM in excess of the lump sum contract.

MORILA

Morila delivered a solid performance producing 135 387 ounces at a total cash cost of US$229/oz, matching last quarter's output at a slightly lower cost.
Higher head grades at a slightly better recovery compensated for the lower plant throughput which was caused by longer than expected mill down-time. Profit from mining was up due to better average received prices, highlighting Morila's gearing to the gold price.

                                      Quarter              6 months
                                       ended                  ended
                 Quarter   Quarter    30 Jun    6 months     30 Jun
                   ended     ended      2005       ended       2005
MORILA RESULTS    30 Jun    31 Mar      (Re-      30 Jun       (Re-
(100%)              2006      2006   stated)+       2006    stated)+
Mining
Tonnes mined
(000)              6 006     6 059     6 964      12 065     14 779
Ore tonnes
mined (000)        1 591     1 478     2 002       3 069      3 612
Milling
Tonnes processed
(000)                998     1 048       951       2 046      1 808
Head grade milled
(g/t)                4.6       4.4       5.9         4.5        6.2
Recovery (%)        92.3      92.1      92.0        92.2       92.2
Ounces produced  135 387   135 779   165 359     271 166    332 631
Average price
received (US$/oz)    628       560       430         594        427
Cash operating
costs* (US$/oz)      187       193       140+        190        160+
Total cash costs*
(US$/oz)             229       231       170+        230        190+
Profit from mining
activity*
(US$000)          51 443    42 630    41 848+     94 073     86 510+
Attributable
(40% proportionately
consolidated) Gold revenue
(US$000)          32 996    29 624    27 963      62 620     59 949
Ounces produced   54 155    54 312    66 144     108 467    133 052
Profit from
mining
activity (US$000) 20 577    17 052    16 739+     37 629     34 604+

*  Refer to explanation of non-GAAP measures provided.

+ Restated due to change in accounting policy related to deferred stripping. See note on accounting policies.

Resource extension and infill drilling continued in both the southern "tonalite"
area as well as the eastern margin area. Considerable progress was made this quarter in modelling the pre- and post- mineralisation metamorphic and structural processes which could have led to the formation of the Morila orebody and any analogues. This work has drawn on both detailed mapping inside the pit as well as core logging of drillholes completed as part of the 40 000 metre regional drilling programme.

PROJECTS AND EVALUATION

LOULO GOLD MINE - UNDERGROUND DEVELOPMENT

The boxcut and portal design and development plan for the Yalea underground mine have been completed. Site clearing for the boxcut has commenced and construction is scheduled for this quarter with sinking scheduled to start next quarter.

* Following a tender process, Shaft Sinkers have been appointed as the preferred contractor for the development of the Yalea underground mine. The project team is mobilising to site and the underground fleet has been ordered and first units are expected in October.

* The results of a deep drilling programme currently underway at Loulo 0 continue to add to the potential of this underground mine. Of the thirteen holes drilled, nine have returned intersection grades greater than our current underground cut-off of 3.0g/t. Holes L0CP68: 7.4 metres at 8.04g/t and L0CP94:
7.2 metres at 5.25g/t confirm the south west plunging high-grade shoot to a depth of 540 metres below surface. Furthermore, five holes; L0CP79: 19.09 metres at 5.71g/t; L0CP84: 9.98 metres at 7.28g/t; L0CP83: 5.35 metres at 18.65g/t;
L0CP102: 1.52 metres at 12.09g/t and L0CP109: 4.66 metres at 5.40g/t have delineated a high-grade zone between 400 and 540 metres below surface in the centre of the main orebody over a strike length of 280 metres. The orebody will be re-evaluated in light of this drilling and will form the basis of a new development plan for the mine.

DIAMOND DRILLING - MINERALISED INTERSECTIONS AT LOULO

                           Ore intersection
Hole Id             From       To    Width    Grade
L0CP69            451.50   456.20     4.70     4.84
L0CP77            247.81   254.42     6.61     1.23
L0CP78            452.97   458.00     5.03     1.11
L0CP75            391.20   409.65    18.45     2.68
L0CP81            683.76   691.17     7.41     8.04
L0CP76            317.80   334.04    16.24     4.91
L0CP72            309.20   331.75    22.55     1.76
L0CP80            184.72   187.92     3.20     7.30
L0CP82            709.05   715.20     6.15     2.57
L0CP74            685.30   705.98    20.68     3.11
L0CP83            122.30   139.84    17.54     4.53
L0CP83            644.30   649.65     5.35    18.64

L0CP84            583.10   593.08     9.98     7.28
L0CP79            545.80   566.55    20.75     5.25

L0CP73            592.00   610.90    18.90     2.65
L0CP94            735.00   742.40     7.20     5.25

                              Including
Hole Id             From       To    Width    Grade
L0CP69
L0CP77
L0CP78
L0CP75            391.20   399.72     8.52     4.61
L0CP81            688.20   691.17     2.97    14.56
L0CP76            324.58   325.38     0.80    57.50
L0CP72
L0CP80
L0CP82
L0CP74            686.30   687.90     1.60     7.70
L0CP83            136.54   139.84     3.30     6.83
L0CP83            647.90   649.65     1.75    48.84
                  647.90   648.70     0.80    78.00

L0CP84            583.10   584.25     1.15    54.00
L0CP79            553.14   555.20     2.06    20.73
                  562.00   566.55     4.55     7.67
L0CP73            601.35   605.00     3.65     8.46
L0CP94            735.20   737.00     1.80    18.51

TONGON PROJECT

A 10 drillhole, 2 000 metre drilling programme is currently underway and will form the basis for the design of the final feasibility drilling programme.

Recent high level meetings and a visit to the project with representatives of the government of Cote d'Ivoire and interested and affected parties have confirmed our confidence in our ability to work in this region. We are following the political progress and subject to a satisfactory outcome to the process, we expect to mobilise the next drilling programme in the new year.

EXPLORATION ACTIVITIES

The current quarter brings to an end another West African field season as the annual rains commence and field activities close. In terms of exploration, it has certainly been the busiest period in the company's history. We can now boast a portfolio of 168 targets, on 65 permits, covering just over 20 000 square kilometres, across six African countries. The exploration teams have continued
to advance their programmes in line with our strategic objectives and during the quarter drilling took place on six project areas across four countries, and very shortly drilling will begin in a fifth country, Tanzania.

In the Cote d'Ivoire, following negotiations between the Government and Forces
Nouvelles, we have temporarily recommenced field activities on the Tongon project in the north of the country. A 10 hole, 2 000 metre strategic drilling programme is underway and will form the basis for the design of the final feasibility study. At the time of reporting, three holes had been completed, two in the northern zone and one in the southern zone. Results have been received for the two northern holes, TND050: 1 metre at 12.70g/t (from 146 metres) and 13 metres at 1.25g/t (from 154 metres), TND051: 9 metres at 1.55g/t (from 38 metres) and 10 metres at 2.40g/t (from 124 metres) and are in line with expectations. Elsewhere in the Cote d'Ivoire, reconnaissance mapping, stream sediment and soil geochemistry have commenced on two new permits in the south of the country. The Apouasso permit (1 000km(2)) locates on the extension of the
Sefwi Belt from Ghana, along strike from Newmont's Ahafo project. The Dignago permit (1 000km(2)) locates in southwest Cote d'Ivoire on a major regional structure at the contact between basement gneisses and birimian volcanics.

With the successful completion of construction at Loulo, exploration turns its focus to the replacement of ounces in the known deposits and discovery of new deposits, by exploring targets both in the north and south of the permit.
Anomalous gold intercepts have now been returned almost 1.5 kilometres south of the Loulo 0 pit, and although not economic, highlight the continuation of the mineralised system and the possibility of narrow high-grade payshoots. At
Loulo's Faraba target, which has a strike length of 2.6 kilometres, a four hole first pass reconnaissance diamond drilling programme was completed. One hole was previously reported FADH004: 12.6 metres at 4.03g/t. New holes to report are
FADH002: 10.6 metres at 1.07g/t, 7.7 metres at 9.64g/t and 3.4 metres at
6.44g/t. The mineralised zone in FADH001 was faulted out by a late brittle fault and FADH003: drilled in the far south of the target did not intersect mineralisation. RC drilling is currently in progress,

testing the continuation of mineralised structures below transported regolith.

At P64, also at Loulo, two reconnaissance diamond drill holes totalling 529 metres were completed. P64DH01 returned three mineralised zones: 28 metres at
1.72g/t, 16.2 metres at 4.41g/t and 11.8 metres at 1.44g/t. P64DH02 returned two mineralised zones: 5.8 metres at 3.43g/t and 8.2 metres at 6.51g/t, including
4.4 metres at 9.55g/t. Mineralisation in both holes is associated with chlorite and magnetite rich metasediments and is bounded by a hangingwall and footwall shear which trend north-south and dip sub-vertically. In the north of the Loulo permit trenching at Baboto South has now defined continuity of mineralisation over a 1.3 kilometre strike at an average width of 24 metres and a grade of
1.5g/t. At Selou, immediately south and adjacent to Loulo, reconnaissance diamond drilling has been completed at both the Boulandissou and Sinsinko targets. At Boulandissou, hole BND001 returned 6.6 metres at 1.28g/t beneath trench BNT02 (28 metres at 3.31g/t). While at Sinsinko, hole SND001 returned 5.7 metres at 1.71g/t, 4 metres at 3.11g/t, 1.8 metres at 2.77g/t and 4.2 metres at
7.10g/t all within a 21 metre mineralised envelope drilled below trench BET05
(76 metres at 0.83g/t).

At Morila, drilling continued as part of the 40 000 metre regional drilling programme, although failing to intersect further high grades, the results continue to define the low-grade footprint. In South Mali, a 3 000 metre regional diamond drilling programme is near completion to cover the permits and test a range of targets, whilst providing essential structural information across the area. In particular, the holes have confirmed areas of shallow dipping foliated sediments with broad open folds and high-grade metamorphism. In addition, a 3 000 metre aircore drilling programme has been completed testing 11 targets on the Diamou and Seriba-Sobara permits, which are part of the OMRD
Diamou joint venture agreement. The results confirm that gold anomalies are associated with narrow quartz veins and felsic intrusives, hosted by isoclinally folded pelitic schists. In Senegal, diamond drilling has commenced on four targets, while the RAB drilling has been postponed until November due to the early onset of the annual rains. A new high-grade target, Delya has been identified initially by trenching - DLT003: 11.15 metres at 9.60g/t, DLT004: 4 metres at 1.60g/t, DLT005: 4.5 metres at 7.54g/t, DLT006: 7.45 metres at 1.98g/t and 6.2 metres at 7.59g/t, DLT008: 18 metres at 0.68g/t and DLT009: 2 metres at
5.69g/t and later confirmed by drilling - DLDDH001: 9.83 metres at 1.80g/t,
DLDDH002: 12 metres at 5.07g/t including 7 metres at 8.19g/t.

In Burkina Faso, a 10 000 metre RAB and 1 000 metre RC drilling programme has commenced on the Kiaka permit to test three targets including the Kiaka target where previous work has defined a very broad, low-grade envelope of bedrock mineralisation over a one kilometre strike length. The first RAB results have confirmed the previous work and extend the known mineralisation by a further 200 metres.

In Ghana, exploration is well underway to complete the first level of investigation including mapping, stream sediment sampling, soil geochemistry and rock sampling. This work will lead to the identification of targets for the base of the resource triangle. On the Central Goldfields joint venture permit, a 400 metre by 100 metre soil sampling programme has been completed to follow-up anomalous stream sediment gold values. The results have returned five anomalous areas associated with three sub-parallel shears located within the volcanic/sedimentary belt.

In Tanzania, activities in general were restricted to data capture and the interpretation of results as the annual wet season restricted field work.
Kiabakari is proving to be an interesting project with the mineralisation identified to date being part of a much bigger hydrothermal system and not just restricted to the old colonial mine. Currently we are modelling multiple shear zones in different rock types and designing drill programmes to further evaluate these targets. Trenching across the Mara fault has defined a three kilometre long east-west trending anomalous corridor which will be tested by RC drilling during the next quarter. Finally the company has its first entry, with the addition of four new permits, into the newly identified Singida-Dodoma greenstone belt, following an agreement with Barrick.

The board has authorised a US$1.8 million increase in the budgeted expenditure for 2006 for additional drilling at Loulo and elsewhere.

CONSOLIDATED INCOME STATEMENT

                                   Quarter                6 months
                                      ended                  ended
               Quarter   Quarter     30 Jun     6 months    30 Jun
                 ended     ended       2005        ended      2005
                30 Jun    31 Mar       (Re-       30 Jun      (Re-
US$000            2006      2006    stated)+        2006   stated)+
REVENUES
Gold sales on
spot            66 684    67 241     27 963      133 925    59 949
Realised loss
on closing
out of hedges   (3 243)        -          -       (3 243)        -
Non-cash realised
loss on roll
forward of
hedges          (2 050)   (3 227)         -       (5 277)        -
Total           61 391    64 014     27 963      125 405    59 949
OTHER INCOME
Interest income  1 754     2 049        364        3 803       689
Exchange gains   1 552     2 056          -        3 608       365
Other income       164        16          -          180     1 602
Total other
income           3 470     4 121        364        7 591     2 656
Total revenue   64 861    68 135     28 327      132 996    62 605
COSTS AND EXPENSES
Mine production
costs           29 066    27 411     12 674       56 477    28 534
Movement in
production
inventory and
ore stockpiles  (7 697)   (1 296)    (5 108)+     (8 993)  (10 518)+
Transfer from/
(to) deferred
stripping            -         -          -+           -         -+
Depreciation
and amortisation 4 962     4 964      2 307        9 926     4 902
General and
administration
expenses         2 824     2 874      1 637        5 698     3 079
Mining and
processing
costs           29 155    33 953     11 510+      63 108    25 997+
Transport and
refinery costs     126       153         62          279       129
Royalties        4 129     4 321      1 959        8 450     4 121
Exploration and
corporate
expenditure      6 938     7 687      5 383       14 625    11 207
Exchange losses  1 406     1 896      1 460        3 302     1 460
Unwind of discount
on provisions for
rehabilitation      84        84        117          168       234
Interest expense 1 537     1 619        300        3 156       645
Profit before
income tax      21 486    18 422      7 536+      39 908    18 812+
Income tax
expense         (6 913)   (5 655)         -      (12 568)        -
Net profit      14 573    12 767      7 536+      27 340    18 812+
Attributable to:
Equity
shareholders    13 754    11 545      7 536+      25 299    18 812+
Minority
shareholders       819     1 222          -        2 041         -
                14 573    12 767      7 536+      27 340    18 812+
Basic earnings
per share (US$)   0.20      0.17       0.13+        0.37      0.32+
Fully diluted
earnings per
share (US$)       0.20      0.16       0.12+        0.36      0.30+
Average shares
in issue (000)  68 266    68 131     59 481       68 275    59 448

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

CONSOLIDATED BALANCE SHEET

                                                   At         At
                                               31 Dec     30 Jun
                               At        At      2005       2005
                           30 Jun    31 Mar      (Re-       (Re-
US$000                       2006      2006   stated)+   stated)+
Assets
Non-current assets
Property, plant and
equipment                 228 426   214 716   202 636    178 449
Cost                      272 047   253 375   236 331    205 136
Accumulated depreciation
and amortisation          (43 621)  (38 659)  (33 695)   (26 687)
Deferred stripping
costs                           -         -         -+         -+
Deferred taxation           2 385     2 866     2 957+         -
Long-term ore stockpiles   26 841    24 710    22 176+    21 195+
Total non-current assets  257 652   242 292   227 769+   199 644+
Current assets
Deferred stripping costs        -         -         -+         -+
Inventories and stockpiles 39 956    30 495    34 210+     9 404+
Receivables                49 554    49 907    47 918     41 949
Cash and cash equivalents 151 531   158 139   152 452     56 556
Total current assets      241 041   238 541   234 580+   107 909
Total assets              498 693   480 833   462 349+   307 553+
Shareholders' equity      303 123   294 049   301 822+   198 486+
Minority interest           3 436     2 617     1 395       (954)
Total equity              306 559   296 666   303 217+   197 532+
Non-current liabilities

Long-term borrowings       37 593    48 786    49 538     68 755
Loans from minority
shareholders in
subsidiaries                2 633     2 533     2 483      2 441
Financial liabilities -
forward gold sales         50 261    48 710    34 151     12 993
Provision for
rehabilitation              9 661     9 571     9 480      8 872
Total non-current
liabilities               100 148   109 600    95 652     93 061
Current liabilities
Financial liabilities -
forward gold sales         24 168    18 158     8 939      1 037
Current portion of
long-term borrowings       24 779    23 504    22 991      1 692
Accounts payable and
accrued liabilities        36 077    28 500    28 813     14 231
Taxation payable            6 962     4 405     2 737          -
Total current liabilities  91 986    74 567    63 480     16 960
Total equity and
liabilities               498 693   480 833   462 349+  307 553+

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

Main balance sheet movements for the six months ended 30 June 2006 were as follows:

* Property, plant and equipment increased due to work performed on Phase 2 at
Loulo, as well as the commencement of construction of the underground mine at
Yalea at Loulo.

* Inventories and stockpiles increased due to higher gold stock on hand compared to December, due to the timing of gold shipments. Warehouse inventories also increased in line with the stocking policy during the wet season.

* Receivables remained constant, however an agreement was reached with the
Government of Mali on a repayment plan of fuel taxes and VAT at Morila. Judgment granting a final order for the liquidation of MDM Ferroman (Pty) Ltd ("MDM") was given on 2 August 2006. This opened the way for the company to proceed with additional claims against MDM for amounts advanced to MDM in excess of the lump sum contract.

* The decrease in long-term borrowings mainly reflects the first payment made of
US$8.4 million on the Loulo project finance loan, as well as payments made on the Loulo CAT finance lease.

* The increase in financial liabilities of forward gold sales is due to an increase in the negative marked-to-market valuation of contracts held at 30 June
2006. The gold price was US$613.50 at 30 June 2006.

* The increase in accounts payable and accrued liabilities reflects increased drilling activity during the period at Loulo as well as the procurement of equipment and materials for the underground project at Loulo.

* Taxation payable relates to income taxes at Morila following the end of the five year tax holiday in November 2005.

CONSOLIDATED CASHFLOW STATEMENT
                                                   6 months
                                                      ended
                                        6 months     30 Jun
                                           ended       2005
                                          30 Jun       (Re-
US$000                                      2006    stated)+
Profit before income tax                  39 908     18 812+
Adjustment for non-cash items             16 699      9 573+
Working capital changes                  (12 660)   (17 494)
Net cash generated from operations        43 947     10 891
Additions to property, plant
and equipment                            (35 716)   (48 580)
Financing of contractors                     105    (13 071)
Net cash utilised in investing
activities                               (35 611)   (61 651)
Ordinary shares issued                       751        637
(Decrease)/increase in long-term
borrowings                               (10 008)    28 439
Net cash generated by financing
activities                                (9 257)    29 076
Net decrease in cash and cash
equivalents                                 (921)   (21 684)
Cash and cash equivalents at
beginning of period                      152 452     78 240
Cash and cash equivalents at
end of period                            151 531     56 556

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                             Number
                                 of   Share     Share      Other
                        ordinary capital premium reserves
                             shares   US$000   US$000     US$000
Balance - 31 Dec 2004
(as previously reported) 59 226 694    2 961  102 342    (14 347)ss.
Change in accounting
policy                            -       -         -          -
Balance - 31 Dec 2004    59 226 694   2 961   102 342    (14 347)
Mar 2005 Quarter
Net income                        -       -         -          -
Movement on cash flow
hedges                            -       -         -      1 690
Total recognised income           -       -         -      1 690
Share-based payments              -       -         -        288
Share options exercised     176 800       9       538          -
Jun 2005 Quarter
Net income                        -       -         -          -
Movement on cash flow
hedges                            -       -         -        (52)
Total recognised
income/(loss)                     -       -         -        (52)
Share-based payments              -       -         -        823
Share options exercised      35 400       2        88          -
Restricted shares issued as
remuneration#               161 735       8         -          -
Treasury shares held by
company#                   (107 825)     (5)        -          -
Shares vested#                    -       -       735       (735)
Balance - 30 Jun 2005    59 492 804   2 975   103 703    (12 333)
Balance - 31 Dec 2005
(as previously reported) 68 072 864   3 404   208 582    (41 000)
Change in accounting
policy - deferred
stripping cost                    -       -         -          -

Balance - 31 Dec 2005    68 072 864   3 404   208 582    (41 000)
Mar 2006
Net income                        -       -         -          -
Movement on cash flow hedges
- realised                        -       -         -      3 227
- unrealised                     -        -         -    (23 778)
Total recognised income/(loss)   -        -         -    (20 551)
Share-based payments             -        -         -        685
Share options exercised    168 700        8       540          -
Shares vested#               6 830        -       108       (108)
Jun 2006
Net income                       -        -         -          -
Movement on cash flow
hedges
- realised (non-cash)            -        -         -      2 050
- unrealised                     -        -         -     (7 561)
Total recognised income/(loss)   -        -         -     (5 511)
Share-based payments             -        -         -        628
Share options exercised     54 000        3       200          -
Balance - 30 Jun 2006   68 302 394    3 415   209 430    (65 857)

                                      Total
                                  attribut-
                                       able
                          Accumu-        to
                           lated equity Minority Total
                         profits     share-  Interest     equity
                          US$000    holders    US$000     US$000
Balance - 31 Dec 2004
(as previously reported) 100 213ss.   191 169      (954)   190 215
Change in accounting
policy                   (14 884)+  (14 884)+       -    (14 884)+
Balance - 31 Dec 2004     85 329+   176 285+     (954)   175 331+
Mar 2005 Quarter
Net income                11 276+    11 276+        -     11 276+
Movement on cash flow
hedges                         -      1 690         -      1 690
Total recognised
income                    11 276+    12 966+        -     12 966+
Share-based payments           -        288         -        288
Share options exercised        -        547         -        547
Jun 2005 Quarter
Net income                 7 536+     7 536+        -      7 536+
Movement on cash flow
hedges                         -        (52)        -        (52)
Total recognised income/
(loss)                     7 536+     7 484+        -      7 484+
Share-based payments           -        823         -        823
Share options exercised        -         90         -         90
Restricted shares issued
as remuneration#               -          8         -          8
Treasury shares held by
company#                       -         (5)        -         (5)
Shares vested#                 -          -         -          -
Balance - 30 Jun 2005    104 141+   198 486+     (954)   197 532+
Balance - 31 Dec 2005
(as previously
reported)                 138 751   309 737     1 395    311 132
Change in accounting
policy - deferred
stripping cost             (7 915)+  (7 915)+       -     (7 915)+

Balance - 31 Dec 2005     130 836+  301 822+    1 395    303 217+
Mar 2006
Net income                 11 545    11 545     1 222     12 767
Movement on cash flow
hedges
- realised                      -     3 227         -      3 227
- unrealised                    -   (23 778)        -    (23 778)
Total recognised income/
(loss)                     11 545    (9 006)    1 222     (7 784)
Share-based payments            -       685         -        685
Share options exercised         -       548         -        548
Shares vested#                  -         -         -          -
Jun 2006
Net income                 13 754    13 754       819     14 573
Movement on cash flow
hedges
- realised (non-cash)           -     2 050         -      2 050
- unrealised                    -    (7 561)        -     (7 561)
Total recognised income/
(loss)                     13 754     8 243       819      9 062
Share-based payments            -       628         -        628
Share options exercised         -       203         -        203
Balance - 30 Jun 2006     156 135   303 123     3 436    306 559

# Restricted shares were issued to directors as remuneration. The transfer between "other reserves" and "share premium" in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

ss.  Reflects adoption of IFRS 2: Share-based payment.

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold
Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company's revised accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold
Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However,
Randgold Resources believes that total cash

costs per ounce are useful indicators to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented. Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.
Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure, as well as share-based payment from profit from mining activity.

The following table reconciles total cash costs, profit from mining activity and profit from operations as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

                                   Quarter              6 months
                                     ended                 ended
               Quarter   Quarter    30 Jun   6 months     30 Jun
                 ended     ended      2005      ended       2005
                30 Jun    31 Mar      (Re-     30 Jun       (Re-
US$000            2006      2006   stated)+      2006     stated)+
Gold sales
on spot         66 684    67 241    27 963    133 925     59 949
Realised loss
on closing out
of hedges       (3 243)        -         -     (3 243)         -
Gold sales
revenue         63 441    67 241    27 963    130 682     59 949
Mine production
costs           29 066    27 411    12 674     56 477     28 534
Movement in
production
inventory and
ore stock piles (7 697)   (1 296)   (5 108)+   (8 993)   (10 518)+
Transfer from
deferred
stripping            -         -         -+         -          -+
Transport and
refinery costs     126       153        62        279        129
Royalties        4 129     4 321     1 959      8 450      4 121
General and
administration
expenses         2 824     2 874     1 637      5 698      3 079
Total cash
costs           28 448    33 463    11 224+    61 911     25 345+
Profit from
mining activity 34 993    33 778    16 739+    68 771     34 604+
Depreciation and
amortisation     4 962     4 964     2 307      9 926      4 902
Exploration and
corporate
expenditure      6 938     7 687     5 383     14 625     11 207
Profit from
operations      23 093    21 127     9 049+    44 220     18 495+

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

ACCOUNTING POLICIES

The financial information in this report has been prepared in accordance with the group's accounting policies, which comply with IFRS and are consistent with the prior period, except as noted below.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation. The directors have changed the group's accounting policy on deferred stripping costs, under both
IFRS and US GAAP in the current period. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under US GAAP, EITF 04-06 "Accounting for Stripping Costs Incurred during
Production in the Mining Industry" is effective for reporting periods beginning after 15 December 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The directors have decided to adopt the same treatment under IFRS, which will ensure that the accounting policies applied under IFRS and US GAAP remain in line. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the group's financial position and its financial performance.
In accordance with the requirements of IAS 8 "Accounting Policies, Changes in
Accounting Estimates and Errors", the change in the IFRS policy has been applied retrospectively and hence the 2004 comparatives have been restated.

The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:

                               30 Jun   31 Mar   31 Dec   30 Jun
US$000                           2006     2006     2005     2005
Decrease in deferred
stripping costs                     3    2 300    3 687   12 011
Decrease in ore stockpiles      9 971    8 625    8 342    2 792
Decrease in gold in process        56       29       51      511
Decrease in deferred taxation
liability                           -        -    1 227        -
(Decrease)/increase in deferred
taxation asset                   (481)     (91)   2 938        -
Decrease in opening retained
earnings                            -    7 915   14 884   15 728

                                                       6       6
                         Quarter Quarter Quarter  months  months
                           ended   ended   ended   ended   ended
                          30 Jun  31 Mar  30 Jun  30 Jun  30 Jun
US$000                      2006    2006    2005    2006    2005
Increase/(decrease)
in net profit              1 405   1 034     414   2 439    (430)
Increase/(decrease) in
basic earnings per share
(cents per share)              2       2       1       4       -
Increase in fully diluted
earnings per share (cents
per share)                     2       1       1       3       1

FORWARD COMMODITY CONTRACTS

The group's hedging position which all relates to the Loulo project financing, was as follows at 30 June 2006:
                                               Forward
                                    Forward      sales
                                      sales    average
Maturity date                        ounces     US$/oz
Year ended 2006                      66 486        435
Year ended 2007                     116 004        438
Year ended 2008                      80 498        431
Year ended 2009                      85 000        437
Total                               347 988        435

The remaining portion of the hedge book represents approximately 37% of planned open pit production at Loulo for the period that the project finance is in place and 22% of the group's attributable production. In the current gold price environment, it is the company's intention to take advantage of current spot prices and roll out longer dated forward sales contracts at the appropriate times.

Morila's production is completely exposed to spot gold prices.

During the quarter, the company delivered into 17 012 ounces of its hedge book at an average price of US$434 per ounce.

GENERAL
The company continues to evaluate value creating opportunities through exploration, discovery and development, as well as leverage from acquisition opportunities. Shareholders are reminded of the appointment of two eminent international business leaders, Norborne P Cole Jr and Karl Voltaire, as non-executive directors during May this year.

D M Bristow                             R A Williams
Chief executive                         Financial director
7 August 2006

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1
1BJ, Channel Islands
Website: www.randgoldresources.com
Registrars: Computershare Investor Services (Channel Islands) Limited, PO Box
83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands
Transfer agents: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter
House, Triton Court, 14 Finsbury Square, London EC2A 1BR Investor and media relations: For further information contact Kathy du Plessis on Tel +27 (11)
728-4701, Fax +27 (11) 728-2547, e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are

based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM.
Other potential risks and uncertainties include risks associated with:
fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States
Securities and Exchange Commission (the 'SEC') on 29 June 2006. Randgold
Resources assumes no obligation to update information in this release.
Cautionary note to US investors: the 'SEC' permits companies, in their filings with the 'SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the 'SEC' does not recognise and strictly prohibits us from including in our filings with the
'SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.